FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicateby check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 & 2 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971, 333-11650 AND 333-148318), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS Announces launching PointAct – A Family of Microsoft SharePoint Software based applications for RFID Solutions

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: November 12, 2008

BOS Announces launching PointAct – A Family of Microsoft SharePoint Software based applications for RFID Solutions

RISHON LEZION, Israel, November 12 2008 /GLOBE NEWSWIRE/B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:BOSC; TASE: BOSC) a leading provider of comprehensive Mobile and RFID solutions for the enterprise and of Supply Chain Solutions, announced launching of PointAct – a unique and enhanced infrastructure based on Microsoft SharePoint products, designed to easily generate and build a wide range of applications to respond to various business processes.

PointAct supports compliance with healthcare regulation (i.e. FDA, HIPAA) business processes (i.e. ISO) and both enterprise management (i.e. SOX) and web content management and distribution.

Yaniv Ohana, VP R & D added: “PointAct was designed and developed to answer the growth of needs for reliable and versatile RFID infrastructure, aimed to ease the creation and implementation of RFID, Barcode and AIDC applications. PointAct provides a huge amount of software services to the end user and to organization IT (API’s and Web Services), and it is designed to act as a stand-alone application, middleware server to enterprise applications and a control point for data captured from the field to the enterprise”.

Shmuel Koren, BOS’s President and CEO commented: “PointAct reflects BOS’s ability in creating increased added value through the realization of RFID and Mobile applications. Moreover, PointAct is a Microsoft Office based platform, and through gained enhanced user experience it is user friendly and results in dramatic decline in costs.”

(PointAct is a trademark of BOS; All other trademarks mentioned in this document are the property of their respective owners).

About BOS

B.O.S. Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that are offered either as stand alone products or as full Solutions combined of:

(a) Hardware Devices – A Mobile and RFID Infrastructure with an automatic identification and data collection equipment based on RFID and barcode technology; and

(b) Middleware – A variety of proprietary Servers intended to receive data from Hardware, process it and transfer it to the Software Applications; and

(c) Software Applications – PointAct application platform for implementation of various business organizational processes.

(ii)	Supply Chain Solutions- reselling electronic systems and components for security, and aerospace manufacturers.

BOS is traded on NASDAQ and on the Tel-Aviv stock exchange. Our website is
www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

Israeli Investor Relations - please contact
Kwan Communications
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

U.S. Investor Relations - please contact
Grayling Global
Ms. Leslie Wolf-Creutzfeldt
+ 1 +646-284-9472
lwolf-creutzfeldt@hfgcg.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.